THE NEWMAN LAW FIRM, PLLC
14 Wall Street, 20th Floor
New York, NY 10005
(212) 618 1968

WRITER’S INFORMATION rnewman@nlawglobal.com Direct Phone: (212) 227-7422 Direct Fax: (212) 202-6055

June 16, 2009

BY EDGAR AND HAND DELIVERY

Ms.  Pamela Long
Assistant Director
Securities and Exchange Commission
100 F Street, NE, Mail Stop 4631
Washington, DC 20549

Re:	SmartHeat Inc.
Amendment No. 6 to Form S-1 Registration Statement
File No. 333-154415

Dear Mr. Ingram:

This letter is submitted on behalf of SmartHeat Inc. (the “Company”) in response to comments set forth in your letter to Jun Wang, the President and Chief Executive Officer of the Company, dated June 4, 2009, commenting on Amendment No. 5 to the Company Registration Statement on Form S-1 and commenting on the Company’s 8-K filed on May 29, 2009.  The Company is filing Amendment No. 6 to its Registration Statement on Form S-1 (the “Amendment”) and concurrently with the submission of this correspondence is filing Amendment No. 1 to the Company’s 8-K, filed May 29, 2009 (the “8-K Amendment”) as set forth below.

The responses to your comment letter are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in your letter.  For your convenience, your comments have been reproduced below, together with the responses of the Company.  Page references in the responses in this letter refer to the pages of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Note 1 - Liquidity and Capital Resources, page 24

Ms. Pamela Long
June 16, 2009

1.  You state in your response to prior comment two that there are “relatively longer terms for payment collection in the heating manufacturing business in China.” Please expand your disclosure to discuss the range of the actual collection terms from your customers since it appears that your due dates (30% at placement, 30% at delivery, and 30% upon installation and acceptance) do not represent when your customers pay amounts due. Also, please revise your registration statement to include a risk factor that addresses the risks associated with the significant period of time that your accounts receivable remain outstanding, including the negative impact on your liquidity.

Response:

The Company has revised the Registration Statement in accordance with the Staff’s comment.
The Company has expanded its disclosure to discuss the range of actual collection terms from its customers which are one to three months from the due date.  Please see pages 24 and 25 of the Registration Statement.

The Company has included a new risk factor addressing the risks associated with the significant period of time that its accounts receivables remain outstanding.  Please see page 5 of the Registration Statement, “Our accounts receivables remain outstanding for a significant period of time which may have a negative impact on our cash flow and liquidity.”

Form 8-K filed May 29, 2009

1.  Please supplementally provide us with your analysis of the significance of your probable acquisition of Siping Beifang Heat Exchanger Manufacture Co, Ltd. under Rule 8-04 of Regulation S-X. Also, please revise your registration statement to disclose this subsequent event.

Response:

The Company has amended its Form 8-K filed on May 29, 2009 to clarify that it has purchased only the plant and equipment of Siping Beifang Heat Exchanger Manufacture Company, Ltd. (“Siping”) and that no other assets were purchased.  In addition, the purchase price has been reduced by 300,000 shares of the Company’s common stock.  The English version of the Amended and Restated Asset Purchase Agreement between Shenyang Taiyu Machinery and Electrical Equipment Co., Ltd and Siping , dated June 16, 2009 is attached thereto. As a result, the Company did not purchase a “business” as defined in Rule 11.01(d) of Regulation S-X and is not required to apply a significance test to determine if the audited financial statements of Siping and pro forma financial statements of the Company are required to be filed as set forth in Rule 8.04 of Regulation S-X.

Ms. Pamela Long
June 16, 2009

If you have other questions or would like additional information, please feel free to contact the undersigned at (212) 227-7422.

Very truly yours,

Robert Newman

Managing Partner
The Newman Law Firm, PLLC

Cc: Mr. Jun Wang, President and Chief Executive Officer